Bond offer shelved on fears over share policy

China Shipping shuns uncertain results of state share reform in bid for funds

BONDS
Andy Cheng

China Shipping Development (CSD), the mainland's largest coastal energy shipper, has put a two billion yuan convertible bond issue on hold because of a recent government policy change.

Announcing the company's interim results to the end of June, chairman Li Shaode said the bond issue faced uncertainties following the state share reform, which required companies to make all state and legal-person shares tradable on exchanges.

On Wednesday, CSD said that the board of directors had decided not to proceed with the bond issue "after taking into account all factors including the current state of the market and the approval requirements of the relevant PRC governmental/regulatory authorities".

On Wednesday, Jiangxi Copper, the locally listed arm of China's largest copper producer, also said it would postpone its two billion yuan convertible bond issue for the same reason.

Mr Li also said the delay in CSD's plan to spin off its dry bulk business in a separate listing in Hong Kong was due to a discouraging response from investors.

The stock's value fell 19.4 per cent to $5.20 in a month after news of the proposed spin-off surfaced in analysts' reports on June 10.

CSD's bulk-shipping operations accounted for 42 per cent of its operating revenue last year, or 2.7 billion yuan. It is also active in oil procurement and transport.

Last month, the company moved to calm minority shareholders and nervous investors by saying it would keep more than 50 per cent of the dry-bulk shipping subsidiary it plans to spin off.

Mr Li yesterday said the bond issue postponement meant the company needed to seek other sources of finance, including loans.

Reviewing performance, Mr Li said fuel accounted for 30 per cent of operating costs. "We have been studying different ways to reduce the impact of oil price rises on our costs. For example, we are refilling our tankers at places where oil prices are lower," he said.

The group had 77 tankers, totalling 2.91 million deadweight tonnes (dwt), at the end of June. It said 12 ships were being built, with four, totalling 234,000 dwt, to be ready by the end of the year.

CSD said it would increase the number of its bulk carriers by two, to 91, at the end of the year.

Capital expenditure would amount to 2.5 billion yuan this year, 800 million yuan next year and 1.2 billion yuan in 2007, said chief financial officer Wang Kangtian. Mr Wang added that the company had four billion yuan cash on hand and a gearing ratio of 14.7 per cent.

CSD's net profit jumped 81 per cent to $1.6 billion in the first half of this year, from $885.8 million in the same period last year.

Turnover reached $4.2 billion in the first half, representing an increase of 35.4 per cent from the $3.1 billion posted in the same period last year.



China Shipping Development chairman Li Shaode says the company may now have to raise funds through other sources. Photo: Edward Wong

dlw 9/7

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

SOUTH CHINA MORNING POST 11 AUG 2005

B2

China Shipping profit surges 81pc

RESULTS
Reuters

China Shipping Development, the country's biggest coastal energy shipper, said yesterday its earnings jumped 81.13 per cent in the first half, as it charged more to transport oil, coal and other bulk cargoes.

Despite its strong performance, some analysts predicted the carrier's earnings would peak this year as global tanker and dry bulk freight rates were expected to fall in coming years.

China Shipping said net profit totalled 1.6 billion yuan for the six months to June, compared with 885.85 million yuan in the same period last year.

The company said earlier it expected its first-half net profit to rise by 50 to 100 per cent. The results were above earnings estimates by Goldman Sachs and Daiwa Institute of Research of 1.5 billion yuan and 1.57 billion yuan, respectively.

Revenue grew 34.91 per cent to 4.2 billion yuan.

As in the same period last year, the firm will not pay a dividend.

Shares in China Shipping rose 3.36 per cent to close at $6.15 yesterday. The stock has lost 10.86 per cent this year on concern that freight rates might be peaking and due to uncertainty related to a planned group restructuring.

Some analysts envisaged the stock would perform well after the strong interim results.

Last month, China Shipping said it and its parent had decided to postpone the restructuring.

Goldman Sachs said before the results announcement that it expected revenue growth was boosted by a 23 per cent year-on-year rise in volume and a 10 per cent increase in rates.

China Shipping is controlled by state-owned China Shipping (Group), the country's second-largest shipping group after China Ocean Shipping.

China Shipping

Results

6 months	M yuan
Net profit	1,604
Revenue	4,200
EPS (fen)	48.24


Share price ($)
8
Close
6.15
Feb 10 - Aug 10
5

Source: Bloomberg
SCMP Graphic

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

THE STANDARD 11 AUG 2005

A4

China Shipping net up 81pc on surging energy demand

Staff reporter

China Shipping Development, the mainland's largest crude oil carrier, said first-half net profit jumped 81 percent as China's surging demand for energy helped offset higher operating costs.

Net profit rose to 1.6 billion yuan (HK$1.53 billion) in the first six months from 885.9 million yuan a year ago, as turnover increased by 35 percent to 4.2 billion yuan.

It forecasts profit for the first three quarters to exceed 50 percent.

"The company strengthened market development in the first half amid the changing domestic and global oil markets," China Shipping said in an interim report on the Shanghai Stock Exchange.

China Shipping, which mainly transports coal and oil, gained from the mainland's continued rise in energy consumption to sate demand for industrial productions.

China imported 63.42 million tonnes of crude oil in the first half, up 3.9 percent from a year ago, according to the government's figures. China Shipping's total shipping volume rose 23.5 percent year on year in the first half to 74.9 billion tonne-nautical miles.

It transported 35.7 percent more crude oil, which generated 20 percent more revenue to 2.34 billion yuan. It also shipped 19.6 percent more coals to 28.1 billion tonne-nautical miles, reaping revenue of 1.48 billion yuan, up 60.5 percent.

It said it expanded into more Atlantic routes, where freight rates are higher.

Although operating costs rose 22.1 percent to 2.28 billion yuan on high fuel costs, China Shipping, which runs 77 oil tankers and 78 bulk carriers, said gross profit margin was up 6.8 percentage points to 44.9 percent.

However, analysts are concerned that demand for shipping has peaked with China's slowing need for oil and coal, and the company's earnings may fall.

staff.reporter@singtaonewscorp.com

Riding the crest

China Shipping

(Million yuan)	6 months ended June 30 2005	2004
Turnover	4,200.78	3,113.60
Net profit	1,604.55	885.85
EPS (fen)	46.24	26.63
Interim div (fen)	nil	nil


HK$
6.5
6.0
5.5
5.0
11 Jul 2005
18
25
1 Aug
8
Aug 10, 2005
HK$6.15

Source: Bloomberg

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1138)

2005 INTERIM RESULTS ANNOUNCEMENT

The board of directors (the "**Board**") of China Shipping Development Company Limited (the "**Company**") is pleased to announce the interim results of the Company and its subsidiaries (the "**Group**") for the six months ended 30 June 2005 (the "**Reporting Period**"), together with the comparative figures for the six months ended 30 June 2004. The Group's interim results have not been audited but have been reviewed by the Company's international auditors, Ernst & Young (certified public accountants in Hong Kong).

I. MAJOR FINANCIAL DATA

The interim results of the Group for the Reporting Period have been reviewed by Ernst & Young, in accordance with SAS 700 "*Engagement to Review Interim Financial Reports*" issued by the Hong Kong Institute of Certified Public Accountants ("**HKICPA**"), as compared with those for the six months ended 30 June 2004, and are as follows:

(1) **Condensed Consolidated Income Statement** *(Note 1)*:

Items	Notes	January-June 2005 (Unaudited) RMB'000	January-June 2004 (Unaudited) (Restated) RMB'000
Turnover	3	4,200,778	3,113,597
Operating costs		(2,281,654)	(1,928,116)
Gross profit		1,919,124	1,185,481
Other revenue and gains	4	195,499	77,972
Administrative expenses		(114,436)	(111,477)
Other operating expenses		(64,713)	(63,808)
Profit from operating activities	5	1,935,474	1,088,168
Finance costs		(65,789)	(48,920)
Profit before tax		1,869,685	1,039,248
Tax	6	(263,232)	(152,826)
Net profit for the period		1,606,453	886,422
Attributable to			
Equity holders of parent		1,604,549	885,851
Minority Interest		1,904	571
Net profit for the period		1,606,453	886,422
Earnings per share	7	RMB0.4824	RMB0.2663
Dividends	8	—	—

(2) **Condensed Consolidated Balance Sheet**

	Notes	30 June 2005 (Unaudited) RMB'000	31 December 2004 (Audited) RMB'000 (Restated)
NON-CURRENT ASSETS			
Fixed assets		11,051,195	9,738,048
Long term investment		4,000	4,000
Deferred staff expenditure		64,510	70,901
Deferred tax assets		19,856	20,860
Negative goodwill		—	(1,386)
		11,139,561	9,832,423
CURRENT ASSETS			
Bunker oil inventories		217,974	146,252
Trade and bills receivables		301,046	157,205
Other receivables		310,607	270,078
Cash and cash equivalents		1,060,048	1,312,646
		1,889,675	1,886,181
CURRENT LIABILITIES			
Trade payables		273,374	165,008
Tax payable		52,175	44,449
Other payables and accruals		424,165	503,405
Current portion of interest-bearing bank and other borrowings, and finance lease payables		561,564	410,109
		1,311,278	1,122,971
NET CURRENT ASSETS		578,397	763,210
TOTAL ASSETS LESS CURRENT LIABILITIES		11,717,958	10,595,633
NON-CURRENT LIABILITIES			
Interest-bearing bank and other borrowings		1,889,187	1,847,867
Finance lease payables		48,261	76,395
		1,937,448	1,924,262
		9,780,510	8,671,371
EQUITY			
Equity attributable to equity holders of the parent			
Issued capital		3,326,000	3,326,000
Reserves		6,440,315	4,834,180
Proposed final dividend		—	498,900
		9,766,315	8,659,080
Minority interests		14,195	12,291
		9,780,510	8,671,371

Notes:

1. **BASIS OF PRESENTATION AND ACCOUNTING POLICIES**

These condensed consolidated interim financial statements are prepared in accordance with the applicable requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"), the Hong Kong Accounting Standard ("**HKAS**") 34: Interim Financial Reporting and other relevant HKASs and Interpretations, the Hong Kong Financial Reporting Standards ("**HKFRSs**") issued by HKICPA.

The accounting policies and basis of preparation adopted in these condensed consolidated interim financial statements are consistent with those adopted in the Company's 2004 Annual Report except for the new adoption of HKFRSs and HKASs as disclosed in note 2 below.

2. **IMPACT OF NEW HKFRSs AND HKASs**

The HKICPA has issued a number of new HKFRSs, and HKASs and Interpretations, which are generally effective for accounting periods beginning on or after 1 January 2005. The Group and the Group's jointly-controlled entities have adopted the following HKFRSs and HKASs issued up to 30 June 2005. These standards have had no significant impact on these condensed consolidated interim financial statements except for those disclosed in note (c) and note (f) below.

- HKAS 17 Leases
- HKAS 31 Interest in Joint Ventures
- HKAS 32 Financial Instruments: Disclosure and Presentation
- HKAS 36 Impairment of Assets
- HKAS 38 Intangible Assets
- HKAS 39 Financial Instruments: Recognition and Measurement
- HKAS 40 Investment Property
- HKFRS 2 Share-based Payments
- HKFRS 3 Business Combinations

These HKFRSs and HKASs prescribe new accounting measures and disclosure practices as follows:

(a) HKAS 17 prescribes the accounting treatment for leasehold land. Leasehold land and buildings were previously carried at cost less accumulated *depreciation and impairment loss. Following the adoption of HKAS 17, a* lease of land and building should be split into a lease of land and a lease of building in proportion to the relative fair values of the leasehold interests in the land element and the building element of the lease at the inception of the lease. The land lease prepayment is stated at cost and amortized over the period of the lease whereas the leasehold building is stated at cost less accumulated depreciation and impairment loss. The adoption of this HKAS has had no significant impact on the financial statements.

(b) HKFRS 2 prescribes the accounting treatment for employee share options. Prior to this, the provision of share options to employees did not result in a charge to the income statement. Following the adoption of HKFRS 2, the fair value of share options on the date of acceptance is amortized over the relevant vesting periods to the income statement. The adoption of this HKFRS has had no impact on the financial statements.

(c) HKFRS 3, HKAS 36 and HKAS 38 prescribe the accounting treatment for goodwill. Prior to this, negative goodwill was amortized to the income statement on a straight-line basis over the remaining average useful life of the acquired depreciable/amortizable assets. Following the adoption of HKFRS 3, HKAS 36 and HKAS 38, the carrying value of negative goodwill of Rmb1,386,000 arising from acquisition of a subsidiary in prior year was derecognised by way of a corresponding adjustment to the opening retained *earnings at 1 January 2005.*

(d) HKAS 32 and HKAS 39 prescribe the accounting treatment for recognition, measurement, derecognition and disclosure of financial instruments. The adoption of these HKASs has had no significant impact on the financial statements.

(e) HKAS 40 prescribes the accounting treatment for investment property. The adoption of this HKAS has had no impact on the financial statements.

(f) HKAS 31 "Interest in joint ventures", which supersedes SSAP 21 "Accounting for interests in joint ventures", allows the adoption of *proportionate consolidation for investments in jointly-controlled entities.* The Group determined to change the accounting policy for investments in jointly-controlled entities from equity method to proportionate consolidation. Such change in accounting policy was accounted for retrospectively and involve recognising a proportionate share of the jointly-controlled entities' assets, liabilities, income and expenses into similar items in the condensed interim financial statement on a line-by-line basis. However, such treatment had no impact on the Group's net profit of the Reporting Period and the net assets as of 30 June 2005.

3. **TURNOVER**

Turnover represents gross revenue arising from shipping operations, net of business taxes and surtaxes. Business taxes and surtaxes charged on the income statements for the Reporting Period amounted to RMB93,040,000 (six months ended 30 June 2004: RMB73,043,000 (Restated)).

4. **OTHER REVENUE AND GAINS**

Other revenue and gains mainly represent revenue of RMB39,045,000 arising from leasing of vessels, revenue of RMB7,661,000 arising from management of vessels, revenue of RMB37,009,000 arising from sales of coal, net gain on foreign exchange of RMB13,052,000, interest income of 10,097,000 and net gains on disposal of vessels of RMB80,500,000 during the Reporting Period.

5. **PROFIT FROM OPERATING ACTIVITIES**

The profit of the Group from operations has been arrived at after charging of the following depreciation and amortisation expenses:

	January-June 2005 RMB'000	January-June 2004 (Restated) RMB'000
Depreciation:		
Owned fixed assets	423,286	370,878
Finance leased fixed assets	10,475	10,475
Amortisation of deferred staff expenditure	6,391	6,392

6. **TAX**

Tax includes the tax of the Group and that of the jointly-controlled entities of the Group.

Effective from 1 January 1998, assessable profits earned by the Company in the People's Republic of China ("PRC") are calculated in accordance with PRC tax regulations and subject to an income tax rate of 15%.

No Hong Kong profits tax has been provided for as no assessable profits were earned in or derived from Hong Kong during the Reporting Period (six months ended 30 June 2004: Nil).

Assessable profit earned by the Group in countries other than the PRC is subject to the applicable tax rate of the countries where its business is operated.

Tax for the Reporting Period included deferred taxation of RMB1,004,000 (six months ended 30 June 2004: Nil).

7. **EARNINGS PER SHARE**

The calculation of basic earnings per share is based on net profit attributable to shareholders for the Reporting Period of RMB1,604,549,000 (net profit attributable to shareholders for the corresponding period in 2004: RMB885,851,000) and the 3,326,000,000 shares in issue during the Reporting Period (six months ended 30 June 2004: 3,326,000,000 shares in issue).

8. **INTERIM DIVIDEND**

The Board does not recommend the distribution of any interim dividend for the Reporting Period (six months ended 30 June 2004: Nil).

(3) **Differences in financial statements prepared under the PRC accounting standards ("PRC Accounting Standards") and the accounting principles generally accepted in Hong Kong ("HKGAAP"):**

	January-June 2005 (Unaudited) RMB'000	January-June 2004 (Unaudited) RMB'000
Net profit attributable to shareholders prepared under the PRC Accounting Standards	1,607,557	895,728
Adjustments for depreciation, gain on disposal of vessels, deferred staff expenditure and others	(3,008)	(9,877)
Net profit attributable to shareholders prepared under the HKGAAP	1,604,549	885,851

	30 June 2005 (Unaudited) RMB'000	31 December 2004 (Audited) RMB'000
Shareholders' equity prepared under the PRC Accounting Standards	9,607,542	8,524,297
Adjustments for revaluation surplus, depreciation, gain on disposal of vessels, deferred staff expenditure and others	158,773	134,783
Shareholders' equity prepared under HKGAAP	9,766,315	8,659,080

II. CHANGES OF SHARE CAPITAL STRUCTURE AND MAJOR SHAREHOLDER

(1) **Changes of share capital structure**

During the Reporting Period, there is no change in either the total number of the shares of the Company or the share capital structure of the Company. The Company has issued a total amount of 3,326,000,000 shares, including 1,680,000,000 State-owned legal person shares, 1,296,000,000 H shares and 350,000,000 A shares.

(2) **Information of shareholders**

As at 30 June 2005, the total number of shareholders of the Company is 48,233, of which 581 are holders of H shares.

The top 10 shareholders of the Company:

Name of shareholders	Increase/ Decrease during the Reporting Period	Number of shares held as at the end of the Reporting Period	Percentage (%)	Class	Number of Shares pledged or locked up	Type of shareholders
China Shipping (Group) Company	0	1,680,000,000	50.51	unlisted	0	State legal person shares
HKSCC Nominees Limited	+3,078,500	1,278,912,997	38.45	listed	unknown	H shares
China Bank-Fortis Haitong Income Fund Investment Fund	-1,319,416	20,000,000	0.60	listed	unknown	A shares
China Merchants bank Shareholders Co., Ltd - CITIC Classic Allocation Fund	+1,841,659	17,867,192	0.54	listed	unknown	A shares
China Everbright Bank Co., Ltd - Julian Infrastructure Sector Securities Investment Fund	-5,017,927	11,897,552	0.36	listed	unknown	A shares
The Bank of Communication - Efund 50 Index Fund	+8,457,687	10,752,056	0.32	listed	unknown	A shares
China Merchants bank Shareholders Co., Ltd — China Merchants Securities Investment Fund	+1,904,697	9,000,008	0.27	listed	unknown	A shares
The Bank of Communication-Fortis Haitong Best Selection Securities Investment Fund	+5,699,620	9,000,000	0.27	listed	unknown	A shares
Jingfu Securities Investment Fund	+1,742,347	6,377,725	0.19	listed	unknown	A shares
Shanghai Securities Co., Ltd	+2,934,982	6,077,937	0.18	listed	unknown	A shares

Description of the relationship amongst the top ten shareholders:

There are no relationships between the first largest shareholder and the second to tenth largest shareholders. However, it cannot be confirmed as to whether there are any such relationships or whether they are acting in concert amongst the second to tenth largest shareholders.

III. MANAGEMENT DISCUSSION AND ANALYSIS

(1) **Scope of the principal businesses of the Group and its operating conditions**

The Group is principally engaged in the cargo shipping. Cargo shipping mainly consists of the shipment of oil and dry bulk cargoes (primarily coal) along the coastal region of the PRC and internationally.

During the six months ended 30 June 2005, the PRC domestic economy sustained a steady improvement due to the macro-economic control measures adopted by the central PRC government. The GDP growth rate was 9.5%, as compared with the same period of 2004. The demand for crude oil shipping in the domestic shipping market was strong, and the cargo resources of crude oil and product oil were sufficient; the cargo resources in the international oil shipping market were also sufficient, whereas the shipping rate fluctuated significantly. On the other hand, the severe situation of the domestic coastal coal shipment eased off, but the shipping capacity remained short of supply, and the demand for coal shipment remained strong; the international dry bulk cargo shipping market fell due to the decrease of the energy products of China, and the Baltic dry bulk shipping rate index (the "BDI") fell from over 6,200 points at the end of 2004 to 2,521 points at the end of

June 2005. Facing with such changes in both domestic and international shipping market, the Group focused on the thermal coal shipping and oil shipping. By making readjustment to its operation strategies, and by spending substantial efforts in controlling its operating costs, the Group made further improvement in its operating profit and fulfilled the target set by the board of directors for the first half year of 2005. The growth of the operating results of the Group continued to be strong. During the first half of 2005, the volume of cargo undertaken by the Group was 65.68 million tons, and the shipping volume was 74.91 billion tonne-nautical miles, increasing by 6.4% and 21.3%, respectively, as compared with the same period of 2004. The total revenue derived from shipment was RMB4,201 million (after operation tax and supplementary duty), and the net profit was RMB1,603 million, increasing by 34.9% and 81.1%, respectively, as compared with the same period of 2004.

(2) **Analysis of the principal operations**

An analysis of the principal operations in terms of products transported (Unit: RMB'000) is set out as follows:

Description	Turnover	Operating costs	Gross profit margin (%)	Increase/ (decrease) in turnover as compared with the same period of last year (%)	Increase/ (decrease) in operating costs as compared with the same period of last year (%)	Increase/ (decrease) in gross profit margin as compared with the same period of last year (%)
Oil transportation	2,204,590	1,265,925	42.6	23.64	11.83	6.1
Coal transportation	1,534,276	834,501	45.6	60.71	51.10	12.3
Others	461,912	351,223	60.8	22.88	13.56	3.3

An analysis of the principal operations in terms of geographical regions (RMB'000) is set out as follows:

Regions	Turnover	Increase/(decrease) in turnover as compared with the same period last year (%)
Domestic transportation	2,581,320	28.48
International transportation	1,619,458	46.62

1. **Oil Transportation**

Oil transportation has been one of the Group's core businesses and will be the focus for further development. During the first half of 2005, facing with the changes in the oil transportation in domestic and foreign trades, the Company proactively made adjustments to its transportation structure, increased its efforts in market exploration, at the same time, made efforts in overcoming the difficulties in the diversification in the Ningbo-Shanghai-Nanjing piping, transhipment of oil imports and fluctuations in the transportation prices in foreign trades, and obtained favorable economic efficiency. During the first six months of 2005, the volume of oil shipped by the Group was 35.823 billion tonne-nautical miles, and the revenue derived from oil shipment was RMB 2,205 million, increasing by 35.7 per cent and 23.64 per cent respectively as compared with the same period of 2004.

For shipping oil products in the PRC, the Company made use of the increasing opportunities arising from the offshore oil, the Company kept on enhancing communication with China National Offshore Oil Corp ("CNOOC") and making full use of its superiority on shipping capacity, so as to stabilize its share in the offshore crude oil shipping market. For the first half of 2005, the Group achieved a shipping volume of 5.54 billion tonne-nautical miles of offshore oil, and also achieved a revenue of RMB514 million derived from such shipping business, increasing by 32.3 per cent and 30.5 per cent, respectively, as compared with the same period of 2004. The Company also made use of the increasing opportunities arising from demand for domestic product oil and offshore oil, and raised both shipping capacity and shipping rates for such shipment. For the first half of 2005, the Group achieved a shipping volume of 2.24 billion tonne-nautical miles of domestic product oil, and also achieved a revenue of RMB208 million derived from such shipping business, increasing by 68 per cent and 84.6 per cent respectively as compared with the same period of 2004.

For shipment of foreign trade oil, facing with the market characteristics of relatively stable shipment prices of medium and small size tankers and significant fluctuations in VLCC transportation prices, the Group's revenue from the shipment of foreign trade oil increased due to improved market research and corresponding measures taken by the Group, thus allowing the foreign trade oil business to further expand. During the Reporting Period, the Group made substantial efforts to arrange for the shipping routes of the three newly added oil tankers, and actively expanded the import and export oil shipment and the oil shipment between third countries, and achieved good operating results in international oil shipment. For the first half of 2005, the Group achieved a shipping volume of 25.76 billion tonne-nautical miles, and also achieved a revenue of RMB1,139 million, increasing by 44.3 per *cent and 45.7 per cent, respectively, as compared with the same period* of 2004.

2. **Dry Bulk Cargo Transportation**

The dry bulk cargo shipped by the Group mainly consists of coal, as well as ores, fertilisers, grain and other large volume bulk cargo. During the first half of 2005, the overall demands in domestic coal transportation still maintained its strong position despite the impact of the macro control of the Group, which slowed down the speed of economic growth, and increase in hydro power consumption. The Group has made active adjustment to the allocation of its shipping capacity according to the cargo supply, and raised the freight rate of coal along the domestic coast of the PRC, thus bringing about substantial growth to economic benefits. In the beginning of 2005, the Group has finalized the signing of the shipment contracts and freight rate agreement with its major customers, which account for over 90 per cent of the target shipping volume of the Group. For the first half of 2005, the Group achieved a total shipping volume of coal of 28.053 billion tonne-nautical miles, and achieved a revenue of RMB 1,534 million derived from coal transportation, increasing by 14.4 per cent and 61.5 per cent respectively as compared with the same period of 2004, of which the volume of coal shipped by the Group along the domestic coast was 24.805 billion tonne-nautical miles, and the shipping revenue was RMB1,415 million derived from transportation of coals, increasing by 18.6 per cent and 56.8 per cent, respectively, as compared with the same period in 2004.

For other dry bulk cargo transportation, BDI for the first half of the year continued to fall. At the same time, the demand for thermal coal in coastal regions increased. The Company correspondingly reduced input in other dry bulk cargo transportation capacity. Nevertheless, as the rental charges were relatively high for the shipment contracts signed by the Company, the income from bulk cargo still achieved growth. During the Reporting Period, the Group achieved a total turnover of dry bulk cargo of 11.03 billion tonne nautical miles, and a total revenue of RMB462 million from such dry bulk shipment, representing an increase of 21 per cent as compared with the same period of 2004

(3) **Financial analysis**

During the first half of 2005, the Group made some effective measures to increase its major operating revenue; on the other hand, the Group continued to implement its overall control on the operating costs. During the first half of 2005, the total operating costs of the Group were RMB2,282 million, representing an increase of 18.3 per cent as compared with the same period of 2004, far lower than the growth rate of operating revenue of 34.9 per cent.

Since the beginning of 2005, the further increase of the demand for oil *throughout the world, led to the high level in international crude oil* price. As part of the counter-measures against the significant increase in fuel prices, the Group strengthened its evaluation of the vessels in respect of their full-saving performance. On the other hand, more efforts were put into the renovation and application of energy-saving technologies to its vessels. The Group also carefully increased the proportion of fuel oil used, and would choose ports with lower fuel prices for filling (as appropriate) based on the routes of the vessels. By adopting these measures, the fuel cost of the Group was effectively controlled. During the Reporting Period, the turnover of the Group increased by 21.3 per cent. as compared with the same period of 2004, whereas the oil consumption volume of the Group increased only by 12.3 per cent. as compared with the same period of 2004. For the first half of 2005, the fuel cost of the Group was RMB 818 million, representing an increase of 30.8 per cent as compared with the same period of 2004, and accounting for 35.9 per cent of the total operating costs of the Group. In addition, the Group also made effective measures to successfully control the increased rate of port charges, maintenance costs and other major operating costs. The ratio between the operating costs and the operating revenue remained at the same level as compared with the same period of 2004.

During the Reporting Period, there are no material acquisitions and disposals of the Company's subsidiaries or associated companies.

a. *Net cash inflow*

During the Reporting Period, the net cash inflow from operating activities of the Group increased from RMB1,201,656,000 (restated) for the corresponding period in the previous year to RMB1,938,973,000, representing an increase of 61.4%. The increase of net cash inflows was mainly due to the increase in principal operations and favourable condition in respect of recovery of funds.

b. *Commitments on capital expenditures*

As at 30 June 2005, the commitments on capital expenditures for the Group amounted to RMB2,996,273,000 (31 December 2004: RMB4,381,222,000). The source of funding was mainly financed by the Company's working capital and bank loans.

c. *Capital structure*

As at 30 June 2005, the shareholders' equity, bank loans, other interest-bearing borrowings and finance leases payable amounted to RMB9,766,315,000, RMB2,412,142,000 and RMB86,870,000 respectively. The debt-to-equity ratio was 33% (31 December 2004: 35%).

d. *Borrowings*

As at 30 June 2005, the Group's (excluding jointly-controlled entities') total borrowing (excluding finance leases payable) was RMB2,324,642,000. Borrowings repayable within one year amounted to RMB450,455,000. Among the borrowings, RMB596,015,000 were guaranteed by China Shipping (Group) Company, the controlling shareholder of the Company. Other bank loans amounting to RMB1,039,927,000 were pledged by 40 vessels owned by the Company. As at 30 June 2005, the total net book value of such vessels were RMB3,078,378,000. The remaining bank borrowings repayable amounted to RMB688,700,000, and were neither secured nor guaranteed. Interests of the above loans were calculated at the annual rate from 4.698% to 6.12%. The Group's gearing ratio was 25%, calculated by dividing total liabilities over total assets of the Group.

e. *Risk on foreign currency*

As at 30 June 2005, the Group's foreign exchange liabilities mainly comprised of finance lease rental payable in EURO dollars equivalent to approximately RMB86,870,000. In addition, the Company would pay dividend of H shares in Hong Kong dollars.

Given the increasing significance of the Group's international shipping business, changes in exchange rate would have certain impacts on the Group's profitability. Therefore, in respect of the changes in exchange rate, the Group will study the impact of exchange rate mechanism on shipping enterprises. It will also implement effective measures proactively to minimise exchange risks.

(4) **Disposal of assets (Unit: Rmb'000)**

Assets sold	Time of Disposal	Price of Disposal	Profit/(Loss) arising from disposal of assets	Connected transaction (Yes/No)	Pricing Policy
Daqing 218	26 February 2005 (date of contract)	14,000	5,855	No	Market price
Daqing 242	22 December 2004 (date of contract)	24,840	9,179	Yes	Market price
Ningbo	22 December 2004 (date of contract)	57,135	31,462	Yes	Market price
Daqing 231	27 June 2005 (date of contract)	15,925	14,004	Yes	Market price

(5) **Business prospects**

In the second half of 2005, the growth in the world economy will further stimulate the further demand for the energy. Following the increase in the demands for petroleum, coal and grain and the traditional transportation of ores for winter reserves, BDI transportation price index will fluctuate to a certain extent. Following the improvement in the macroeconomic environment in the PRC, sources of cargo for sea transportation is expected to remain sufficient which should provide a favorable environment for the Group to realise its operating target for the year.

The high-speed growth of the economy of the PRC over the years has significantly stimulated growth in crude oil imports into the country. Ensuring security in oil transportation would provide broader scope for the further development of Chinese shipping enterprises. Oil transportation has always been a key development focus of the Group. Revenue from oil transportation has accounted for 52.5 per cent of the total revenue of the Group. As at 30 June 2005, the Group is the owner of 77 oil tankers with a total capacity of 2,910,000 DWT. The Group has entered into contracts to construct 12 oil tankers with a total capacity of 932,000 DWT, all of which are expected to be put into use before the end of 2008. During the second half of 2005, 4 tankers with total shipping capacity of 234,000 DWT are expected to come into operation. Meanwhile, the Group has been closely following the strategic plans of certain countries in respect of oil security systems, and will take full advantage of the major opportunities brought by the renewed rapid development of the Chinese oil shipping industry. In addition, the Company will make much efforts to enhance cooperation with major customers, so as to increase its market share of the Group for the imported crude oil transportation.

In terms of dry bulk cargo transportation, the Group will continue to *focus on the domestic coastal coal transportation, and make full use of* the allocation of its shipping capacity for international and domestic shipment. In addition, the Group will increase its market share and operating efficiency by carrying out different ways of cooperation with its major customers. As at the end of June 2005, the Group and the Company's 3 jointly-controlled entities owned 89 bulk carriers, with a total shipping capacity of 2,950,000 DWT (including the 11 bulk carriers owned by three jointly-controlled entities, with shipping capacity of 300,000 DWT). In the second half of 2005, 2 bulk carriers with total capacity of 114,600 DWT ordered in 2003 are expected to be put into use.

Due to both international and domestic economic situation and the further improvement in the shipping capacity of the Group in 2005, the total shipping volume and operating revenue are expected to sustain steady growth. Meanwhile, the Group will keep an eye out for the fluctuation of fuel prices and also make much effort to control operating costs, so as to fulfil the annual operating target set by the Board.

(6) **Alert on significant change in net profit**

It is expected that the accumulated net profit of the Group from January to September 2005 will increase substantially by over 50 per cent as compared with the same period of 2004. The increase was primarily attributable to the following:

a. the domestic cargo transportation continued to grow constantly, which will be favourable to the overall operation of the Group;

b. efforts were devoted to increase the revenue and tighten the expenditure for the Group, which have obtained significant achievements; and

c. more shipping capacity is put into use as compared with the same period of 2004.

IV. *SIGNIFICANT EVENTS*

(1) **Purchase, sale or redemption of the Company's listed securities**

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its listed securities during Reporting Period.

(2) **Compliance with the code of Corporate Governance Practice**

The Company has complied throughout the half-year ended 30 June 2005 with the Code Provisions set out in the Code on Corporate Governance Practice contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

(3) **Audit Committee**

In compliance with Rule 3.21 of the Listing Rules, the Company has established an audit committee to review the financial reporting procedures and internal control and provides guidance thereto. The audit committee of the Company comprises 3 independent non-executive Directors. The Audit Committee has reviewed the interim results of the Company during the Reporting Period.

(4) **Remuneration Committee**

The remuneration Committee is headed by Mr. Wang Daxiong, an executive director of the Company. The other two members of the remuneration committee are Mr. Xie Rong and Mr. Hu Honggao, both being independent non-executive directors of the Company. The remuneration committee of the Company has adopted terms of reference which are in line with the Code on Corporate Governance contained in Appendix 14 of the Listing Rules.

(5) **Shareholdings of Substantial Shareholders**

As at 30 June 2005, the following persons held 5 per cent or more interests in the relevant class of shares of the Company as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance ("SFO"):

Name of shareholders	Class of shares	Number of shares	Percentage of total Number of the relevant class shares	Percentage of total number of issued shares
China Shipping (Group) Company	State-owned shares	1,680,000,000	82.76%	50.51%
HSBC Investments (Hong Kong) Limited	H shares	102,730,000 (long position)	7.93%	3.09%
J.P. Morgan Chase & Co.	H shares	67,722,000 (long position)	5.23%	2.04%
		123,072,000 (short position)	9.50%	3.70%
		40,842,000 (lending pool)	3.15%	1.23%

Save as disclosed above, the register required to be kept under Section 336 of the SFO showed that the Company had not been notified of any interests or short positions in the shares or underlying shares of the Company as at 30 June 2005.

(6) **Interests of directors and supervisors in the share capital of the Company**

During the Reporting Period, none of the directors, supervisors, chief executives of the Company or their associates had any interests or short positions in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Section XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO, or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies. None of directors, supervisors, chief executives of the Company or their associates had been granted or had exercised any such rights during the six months ended 30 June 2005.

(7) **Employees**

Adjustment of employee remuneration are calculated in accordance with the Company's turnover and profitability and is determined by assessing the correlation between the total salary paid and the economic efficiency of the enterprise. Under this mechanism, management of employees remuneration will be more efficient while employees will be motivated to work hard to bring encouraging results of the Company. Save from the remuneration disclosed above, the Company does not maintain any share option scheme for its employees and the employees do not enjoy any bonus. The Company regularly provides for its administrative personnel training on various subjects, including operation management, foreign languages, computer skills, industry know-how and policies and laws, in different forms, such as seminars, site visits and study tours.

(8) **Employee housing**

According to the relevant local laws and regulations, the Group and its *employees are required to contribute their respective contributions to an* accommodation fund according to a certain percentage of the salaries and wages of the employees. There are no other significant obligations beyond the contributions to the said fund. The Company provided staff quarters to selective employees and according to a housing reform scheme in Shanghai, arrangements were made to transfer the staff quarters to employees who agreed to remain in service for a period of 10 years. For 2000, nearly all of the staff quarters have been transferred to employees on the above basis. The net book value of staff quarters has been reclassified as deferred staff expenditure and is amortised on a straight-line basis over 10 years, which approximates the expected service period of the relevant employees.

(9) **Supplementary information to be published on the website of the Stock Exchange**

All details on the financial and related information of the Company containing all information as required by paragraph 46(1) to 46(9) of Appendix 16 to the Listing Rules is published on the website of the Stock Exchange (www.hkex.com.hk).

By order of the Board
China Shipping Development Company Limited
Li Shaode
Chairman

Shanghai, the PRC
10 August 2005

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Wang Kunhe and Mr. Yan Zhichi as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

THE STANDARD 11 AUG 2005

B34

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

Resolutions Passed at the Fifth Meeting of the 2005 Supervisory Committee

The Supervisory Committee is pleased to announce that the fifth meeting of the 2005 Supervisory Committee was duly convened on 10 August 2005, during which the resolutions set out below were duly passed.

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"). The Company's A shares are listed on the Shanghai Stock Exchange.

The supervisory committee (the "**Supervisory Committee**") of China Shipping Development Company Limited (the "**Company**") is pleased to announce that the fifth meeting (the "**Meeting**") of the 2005 Supervisory Committee was held on 10 August 2005, at 700 Dong Da Ming Road, Shanghai, the People's Republic of China (the "**PRC**") at noon.

A quorum of supervisors was present at the Meeting. The Meeting was chaired by Mr. Kou Laiqi. The Meeting was duly convened in accordance with the relevant provisions of the PRC Company Law and the articles of association of the Company. Resolutions relating to approval of the following matters which were considered and duly passed at the Meeting, include, inter alia:

1. the interim report of the Company for the six months ended 30 June 2005;

2. the approval of the resignation of Mr. Yan Mingyi ("**Mr. Yan**") and Mr. Zhang Rongbiao ("**Mr. Zhang**") as supervisors of the Company with effect from the close of the next general meeting of the Company

   Due to the change in the work positions, Mr. Yan and Mr. Zhang have resigned as supervisors of the Company, with effect from the close of the next general meeting of the Company. Each of Mr. Yan and Mr. Zhang has confirmed that there has been no dispute between either of them with the Supervisory Committee. There are no matters that need to be brought to the attention of the holders of securities of the Company in relation to their resignation; and

3. the approval of the nomination of Mr. Xu Hui ("**Mr. Xu**") and Mr. Tu Shiming ("**Mr. Tu**") for appointment as supervisors of the Company, subject to the approval of the shareholders of the Company in a general meeting of the Company

   In compliance with the notes to Rule 13.51(2) of the Listing Rules, the relevant details of Mr. Xu and Mr. Tu will be set out in the relevant notice of extraordinary general meeting of the Company.

By order of the Supervisory Committee
China Shipping Development Company Limited
Kou Laiqi
Chair of the Supervisory Committee

10 August 2005
Shanghai, the PRC

As at the date of this announcement, the Board is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

B34

THE STANDARD 11 AUG 2005

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

Resolutions Passed at the Ninth Meeting of the 2005 Board of Directors

The Board is pleased to announce that the ninth meeting of the 2005 Board was duly convened on 10 August 2005, during which the resolutions set out below were duly passed.

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"). The Company's A shares are listed on the Shanghai Stock Exchange.

The board (the "**Board**") of directors (each, a "**Director**") of China Shipping Development Company Limited (the "**Company**") is pleased to announce that the ninth meeting (the "**Meeting**") of the 2005 Board was held on 10 August 2005 at 700 Dong Da Ming Road, Shanghai, the People's Republic of China (the "**PRC**") at 10:00 a.m..

A quorum of Directors was present at the Meeting. The Meeting was chaired by Mr. Li Shaode, the chairman of the Company. The Meeting was duly convened in accordance with the relevant provisions of the PRC Company Law and the articles of association of the Company. Resolutions relating to approval of the following matters which were considered and duly passed at the Meeting, include, inter alia:

1. the interim report of the Company for the six months ended 30 June 2005;
2. the expiry of the approval in relation to the issue by the Company of the convertible bonds (the "**Convertible Bonds**")

   At an extraordinary general meeting of the Company held on 17 August 2004, the issue of the Convertible Bonds was approved, conditional upon such approvals or consents being granted by the relevant PRC governmental/regulatory authorities. Such approval shall expire twelve months after the aforementioned extraordinary general meeting (i.e. on 16 August 2005). After taking into account all factors including the current state of the market and the approval requirements of the relevant PRC governmental/regulatory authorities, the Board has decided not to proceed with the issue of the Convertible Bonds. The Board considers that there would be no material adverse effect on the fund raising plan of the Company because such plan can be financed by way of, among others, internal resources of the Group or bank borrowings; .
3. the approval of the resignation of Mr. Sun Zhitang ("**Mr. Sun**") as an executive Director with immediate effect

   Due to the change of work position, Mr. Sun has resigned as an executive Director. Mr. Sun has confirmed that there has been no dispute between Mr. Sun and the Board. There are no matters that need to be brought to the attention of the holders of securities of the Company in relation to his resignation; and
4. the approval of the nomination of Mr. Zhang Guofa ("**Mr. Zhang**") for appointment as an executive Director, subject to the approval of the shareholders of the Company at a general meeting.

   In compliance with the notes to Rule 13.51(2) of the Listing Rules, the relevant details of Mr. Zhang will be set out in the relevant notice of extraordinary general meeting of the Company.

By order of the Board
China Shipping Development Company Limited
Li Shaode
Chairman

10 August 2005
Shanghai, the PRC

* *As at the date of this announcement, the Board is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive Directors; and Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.*

File No. 82-34857

Mainland shipping giants in US$350m debt deals

Tim LeeMaster

Two of the mainland's largest shipping companies, China Shipping Container Lines (Asia) and China Ocean Shipping, are seeking just over US$350 million (HK$2.73 billion) in debt financing, according to bankers familiar with the situations.

China Shipping Container Lines (Asia) has arranged to borrow US$100 million to buy new containers, said a banker. The firm is a unit of Hong Kong-listed China Shipping Container Lines, controlled by China Shipping Group.

The loan, financed by Germany's Commerz (East Asia), ING Bank and Bank of China (Hong Kong), will consist of a 5½-year, US$20 million tranche and a 4½-year, US$80 million tranche, which will be sold down to a syndicate of banks by the end of the month.

Banks providing US$12 million will earn a fee of 60 basis points while those contributing US$8 million will earn five basis points less.

ING, the bank with the original mandate, will solely fund the US$20 million tranche.

The shipping firm will pay an interest margin of 40 basis points over the London interbank offered rate. The three-month Libor, an average of rates set daily by banks and used as a borrowing benchmark, was quoted at 3.76 percent Monday.

China Shipping Group is the world's 10th largest container liner and second largest ship owner in the mainland behind China Ocean.

China Ocean, more commonly known as COSCO Group, operates 115 ships that can handle a total of 275,500 TEUs (20-foot equivalent units), the standard instrument of the shipping industry.

China Shipping can carry 254,000 TEUs on its 105 vessels.

Mainland shippers are expanding fleet sizes, and snapping up more of the twenty and forty-foot containers they carry, as China's exports continue to rise on the back of strong economic growth.

COSCO Group plans to sell two billion yuan (HK$1.91 billion) in bonds with a maturity of 10 and 20 years in the domestic market.

The shorter-dated paper will carry an annual coupon of 4.95 percent while the 20-year debt will pay investors a higher 5.3 percent, said a banker familiar with the situation.

The bonds are likely to be popular with China's insurers, who suffer from a dearth of long-term investment products and are hard pressed to match their long-term liabilities with similar kinds of assets.

Long-term bonds are a scarce commodity in the mainland since many investors are skeptical of the ability of many mainland companies to service debt over that long a period.

CITIC Securities is managing the COSCO deal, which could come to market as early as next month.

Beijing has been easing approvals of corporate bond sales in an effort to open up an alternative funding channel for mainland companies as previous popular sources such as the stock market have become less attractive.

tim.leemaster@singtaonewscorp.com

B26

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

CONNECTED TRANSACTION

The board (the "**Board**") of directors (the "**Directors**") of China Shipping Development Company Limited (the "**Company**") is pleased to announce that the Company and Guangdong Province Jiangmen City Yuzhou Ship Dismantling Company Limited (廣東省江門市玉洲拆船有限公司) ("**Yuzhou Ship Dismantling Co.**") entered into a sale and purchase agreement (the "**Sale and Purchase Agreement**") on 29 July 2005 whereby the Company had agreed to sell and Yuzhou Ship Dismantling Co. had agreed to purchase the oil tanker named "Daqing 49" (the "**Oil Tanker**") weighing 5574.8 long tonne, and thereafter to dismantle it and sell it as scrap metal. The consideration for the sale of the Oil Tanker is RMB13,360,036.07 (approximately HK$12,846,188.53). Such consideration has been determined with reference to the market price of scrap metal at the rate of US$295.5 (approximately RMB2396.5) per long tonne (the "**Transaction**").

China Shipping (Group) Company (the "**Group Company**") holds approximately 50.51 percent of the issued share capital of the Company, being the controlling shareholder of the Company as defined under The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"). Yuzhou Ship Dismantling Co. is a wholly-owned subsidiary of China Shipping Industry Company Limited which in turn is a wholly owned subsidiary of the Group Company. Therefore, Yuzhou Ship Dismantling Co. is a connected person (as defined under the Listing Rules) of the Company. Hence, the transaction as contemplated under the Sale and Purchase Agreement (the "**Transaction**") constitutes a connected transaction of the Company for the purposes of the Listing Rules. As the applicable percentage ratios in respect of the Transaction is more than 0.1% but less than 2.5%, the Transaction is only subject to the reporting and announcement requirements under Rule 14A.45 to 14A.47 of the Listing Rules but does not require the approval of the shareholders of the Company (the "**Shareholders**") other than the Group Company and its associates (as defined under the Listing Rules) (the "**Independent Shareholders**").

The terms and conditions of the Transaction have been negotiated on an arm's length basis and are conducted on normal commercial terms. The Transaction is in the ordinary and usual business of the Company. The Board (including the independent non-executive Directors) (the "**Independent Directors**") considers the terms of the Transaction to be fair and reasonable, and is in the interests of the Company and the Shareholders, taken as a whole.

Particulars of the Sale and Purchase Agreement are set forth below, and will also be disclosed in the Company's 2005 annual report.

1. Sale and Purchase Agreement dated 29 July 2005

1.1 Parties

Vendor:	The Company
Purchaser:	Yuzhou Ship Dismantling Co.

1.2 Oil Tanker

The Oil Tanker was constructed by China Dalian Shipyard (中國大連船廠), an independent third party shipyard in the PRC, and was commissioned into service in October 1974. The Oil Tanker weighs 5574.8 long tonne.

1.3 Sale of the Oil Tanker

Pursuant to the Sale and Purchase Agreement, the Company has agreed to sell and Yuzhou Ship Dismantling Co. has agreed to purchase the Oil Tanker, and thereafter to dismantle it and sell it as scrap metal.

1.4 Purchase price and payment terms

Pursuant to the Sale and Purchase Agreement, Yuzhou Ship Dismantling Co. will pay to the Company in cash a sum of RMB13,360,036.07 (approximately HK$12,846,188.53) for the Oil Tanker as consideration for the sale of the Oil Tanker. The purchase price was determined based on the current market price of scrap metal at the rate of US$295.5 (approximately RMB2396.5) per long tonne. No valuation has been performed. The net book value of the Oil Tanker as at 30 June 2005 was RMB1,172,390.98 (approximately HK$1,127,299.02). The net profit expected to arise from the sale of the Oil Tanker, being the difference between the consideration for such sale and the net book value of the Oil Tanker, is RMB12,187,645.09 (approximately HK$11,718,889.51). The Company intends to use the net proceeds arising from the sale of the Oil Tanker as its working capital. The net profits before taxation and extraordinary items attributable to the Oil Tanker for the financial years ended 31 December 2003 and 31 December 2004, respectively, are RMB12,690,448.17 and RMB13,448,047.16. The net profits after taxation and extraordinary items attributable to the Oil Tanker for the financial years ended 31 December 2003 and 31 December 2004, respectively, are RMB10,819,426.13 and RMB11,494,527.09.

Yuzhou Ship Dismantling Co. has first paid to the Company a deposit of RMB1,336,003.61 (approximately HK$1,284,618.86) by remittance to the Company's designated bank account at the same time of signing the Sale and Purchase Agreement by both parties. The remaining balance of the purchase price of the Oil Tanker, being RMB12,024,032.46 (approximately HK$11,561,569.67), shall be paid by remittance to the aforementioned Company's designated bank account 3 business days prior to the delivery of the Oil Tanker to Yuzhou Ship Dismantling Co. pursuant to the Sale and Purchase Agreement.

1.5 Delivery

The Oil Tanker will be delivered to Yuzhou Ship Dismantling Co. at Yuzhou shipyard in the PRC on or before 15 August 2005.

1.6 Other significant terms

The Company has warranted that upon delivery of the Oil Tanker, the Oil Tanker will not be subject to any liabilities or pledges, and will not carry any illegal material.

All responsibilities, liabilities and risks relating to the delivery of the Oil Tanker shall be borne by the Company prior to delivery of the Oil Tanker, and by Yuzhou Ship Dismantling immediately after such delivery.

The Sale and Purchase Agreement is subject to the usual force majeure provisions. In the event of occurrence of force majeure events such as earthquake, fire, tidal wave and war and, as a result, the Sale and Purchase Agreement cannot be performed by the Company, the Company shall return the deposit to Yuzhou Ship Dismantling Co. immediately.

If Yuzhou Ship Dismantling Co. fails to pay the deposit of RMB1,336,003.61 (approximately HK$1,284,618.86) or the remaining balance of RMB12,024,032.46 (approximately HK$11,561,569.67) in accordance with the Sale and Purchase Agreement, the Company shall have the right to terminate the Sale and Purchase Agreement and claim for any consequential losses and interest.

Should any dispute arise between the Company and Yuzhou Ship Dismantling Co. in respect of the Sale and Purchase Agreement, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Commission, which was established in accordance with a decision made by the State Council of the People's Republic of China (the "PRC"), for arbitration in Shanghai, the PRC.

2. Reasons for and benefits of entering into the Sale and Purchase Agreement

The Oil Tanker came into operation in 1974. In accordance with the notice issued by the Ministry of Communication of the PRC (中華人民共和國交通部) on 9 April 2001, the mandatory scrappage age of the Oil Tanker is 31 years. Therefore, the Oil Tanker will meet the deadline for mandatory scrappage in October 2005. Since the vessel licence (船舶營運證) of the Oil Tanker will be expired on 28 July 2005, the Oil Tanker is not normally allowed to operate after that date, except under special circumstances.

The Oil Tanker is well worn and its cabin and communication facilities are outdated. After a special inspection on the operating efficiency of the Oil Tanker, the inspection result was that it would not be worthwhile for the Oil Tanker to continue operation. As a result, the Board decided to dismantle it and sell it as scrap metal. Yuzhou Ship Dismantling Co. is a special service entity which specializes in ship dismantling business. The Board believes that the disposal of the Oil Tanker will provide the Company with more working capital. The Board does not have intention on any specific use of the working capital.

3. General

The business of the Company mainly involves coastal, ocean and Yangtze River cargo transportation, container transportation, oil transportation, international passenger transportation, chartering, cargo agency and cargo transportation agency. The business of Yuzhou Ship Dismantling Co. mainly involves ship dismantling and repair.

4. *Listing Rules Requirements*

China Shipping (Group) Company holds approximately 50.51 percent of the issued share capital of the Company, being the controlling shareholder of the Company as defined under the Listing Rules. Yuzhou Ship Dismantling Co. is a wholly owned subsidiary of China Shipping Industry Company Limited, which in turn is a wholly owned subsidiary of the Group Company. Therefore, Yuzhou Ship Dismantling Co. is a connected person (as defined under the Listing Rules) of the Company. Hence, the Transaction constitutes a connected transaction of the Company for the purposes of the Listing Rules.

As the applicable percentage ratios in respect of the Transaction is, more than 0.1% but less than 2.5%, the Transaction is subject only to the reporting and announcement requirements under Rule 14A.45 to Rule 14A.47 of the Listing Rules and does not require approval by the Independent Shareholders.

The terms and conditions of the Transaction have been negotiated on an arm's length basis and are conducted on normal commercial terms. The Transaction is in the ordinary and usual course of business of the Company. The Board (including the Independent Directors) considers the terms of the Transaction to be fair and reasonable, and is in the interests of the Company and the Shareholders, taken as a whole.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the PRC
29 July 2005

Note: Unless otherwise specified, the conversion of HK$ into RMB is based on the exchange rate of HK$1.00=RMB1.04 and the conversion of US$ into RMB is based on the exchange rate of US$1.00 = RMB 8.11.

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.

The Standard Monday, August 1, 2005

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

Written resolutions passed at the Eighth Meeting of the 2005 Board of Directors

The board (the "**Board**") of directors (the "**Directors**") of China Shipping Development Company Limited (the "**Company**") is pleased to announce that the Directors adopted the written resolutions (the "**Written Resolutions**") in lieu of a physical meeting on 28 July 2005, during which, inter alia, the resolutions set out below were duly passed.

The Board is pleased to announce that the Directors adopted the written resolutions on 28 July 2005 in lieu of a physical meeting.

The Written Resolutions were duly passed in accordance with the relevant provisions of the Company Law of the People's Republic of China (the "**PRC**") and the articles of association of the Company. The following resolutions, amongst other resolutions, were duly passed at the Meeting:

1. A resolution regarding a proposed disposal of the oil tanker named "Daqing 49";
2. A resolution regarding a proposed increase of capital investment in Zhuhai New Century Shipping Company Limited (珠海新世紀航運有限公司) ("**New Century Shipping**"). New Century Shipping is a 50:50 jointly-controlled entity established by the Company and China Shenhua Energy Corporation Limited (中國神華能源股份有限公司) ("**Shenhua Energy**") in 2001.

   To the best knowledge, information and belief of the Directors, each of Shenhua Energy and its beneficial owners is an independent third party not connected to any of the Directors, supervisors, chief executive or substantial shareholders of the Company or its subsidiaries and their respective associates (as such term is defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"))

   In order to cope with the business development and improve its shipping capacity, New Century Shipping proposed a capital increase of a total of RMB200 million from the Company and Shenhua Energy in equal share. The Company considers that an appropriate capital increase and expansion of the shipping capability of New Century Shipping may further enhance the profitability of the Group. The Board has therefore approved its additional contribution of RMB 100 million to New Century Shipping. It is expected that such capital contribution will be made by the Company by cash by the end of August 2005.
3. A resolution regarding a proposed increase of capital investment in Hainan Hai Xiang Investment Company Limited (海南海翔投資有限公司) ("**Hainan Hai Xiang**"). The Company and Shanghai Shipping (Group) Company ("**Shanghai Shipping**") hold 95 per cent and 5 per cent interests, respectively, in Hainan Hai Xiang. Shanghai Shipping is a wholly-owned subsidiary of China Shipping (Group) Company, being the controlling shareholder of the Company. In 2001, Hainan Hai Xiang and Huaneng Power Transportation Industry Holdings Company (華能能源交通產業控股有限公司) ("**Huaneng Power**") established Shanghai Times Shipping Co. Limited (上海時代航運有限公司) ("**Shanghai Times**"), each contributing RMB25 million and holding the equity interests in Shanghai Times in equal share, for the purpose of capitalising on the preferential taxation in both Hainan and Pudong New Area of Shanghai.

   To the best of the knowledge, information and belief of the Directors, each of Huaneng Power and its beneficial owners is an independent third party that is not a connected person of the Company and is not connected to any of the Directors, supervisors, chief executive or substantial shareholders of the Company or its subsidiaries and their respective associates (as such term is defined in the Listing Rules).

   In order to cope with the business development, Shanghai Times recently proposed a capital increase of a total of RMB200 million from Hainan Hai Xiang and Huaneng Power in equal share. The Company considers that an appropriate capital increase and expansion of the operating capability of Shanghai Times may further enhance the profitability of the Group. In order to facilitate the capital contribution by Hainan Haixiang in Shanghai Times, the Board has therefore approved the a contribution of RMB 190 million to Hainan Hai Xiang by the Company. Shanghai Shipping also proposes to contribute RMB10 million in Hainan Hai Xiang. As a result, the registered capital of Hainan Hai Xiang will be increased by RMB 200 million. It is expected that the capital contribution of RMB190 million in Hainan Hai Xiang will be made by the Company by cash by the end of August 2005.

Details regarding the matter referred to in Resolution No. 1 above are set out in a separate announcement of the Company issued on the same date of this announcement.

This announcement is made in compliance with the requirement under Rule 13.09 of the Listing Rules. The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

29 July 2005
Shanghai, the PRC

Note: Unless otherwise specified, conversion of RMB into HK$ is based on the exchange rate of HK$1.00=RMB1.04.

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*